PETER HAMBRO MINING PLC

11 GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 4HH
TELEPHONE +44 20 7201 8900 FACSIMILE +44 20 7201 8901

Website: www.peterhambro.com Email: corporate@peterhambro.com

11th March 2008

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance, Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SEC
Mail Processing
Section
MAR 13 2008
Washington, DC
101

RE: Peter Hambro Mining Plc
Exemption No. 082-34734

SUPPL

Dear Sir or Madam:

Enclosed is the following information required to be furnished by Peter Hambro Mining Plc to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) the Securities Exchange Act of 1934:

Announcement of:

- 25th February
- 29th February

08001463

Yours faithfully

PETER HAMBRO MINING PLC

By:

PROCESSED
MAR 31 2008
THOMSON
FINANCIAL

Heather Williams
Company Secretary

Dlw 3/27

Registered Office: 11 Grosvenor Place, Belgravia, London, SW1X 4HH
Registered in England Number 4343841
Member of the PETER HAMBRO MINING group of companies

PETER HAMBRO MINING PLC

11 GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 7HH

TELEPHONE +44 20 7201 8900 **FACSIMILE +44 20 7201 8901**

Website: www.peterhambro.com Email: corporate@peterhambro.com

25 February 2008

Holdings in Company

Peter Hambro Mining Plc (the "Company") has received notification by Black Rock Inc. that its holding in the Company has decreased to 8,905,760 Ordinary shares, representing 10.97% of the total issued share capital of the Company.

Enquiries:

Alya Samokhvalova	Director of External Communications	+44 (0) 20 7201 8900
Tom Randell	Merlin	+44 (0) 20 7653 6620
Patrick Magee	JPMorgan Cazenove	+44 (0) 20 7155 4525

Registered Office: 11 Grosvenor Place, Belgravia, London, SW1X 4HH

Registered in England Number 4343841

Member of the PETER HAMBRO MINING group of companies

PETER HAMBRO MINING PLC

11 GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 7HH
TELEPHONE +44 20 7201 8900 FACSIMILE +44 20 7201 8901

Website: www.peterhambro.com Email: corporate@peterhambro.com

PETER HAMBRO MINING PLC

29 February 2008

Holdings in Company

Peter Hambro Mining Plc (the "Company") has received notification by Black Rock Inc. that its holding in the Company has increased to 9,001,430 Ordinary shares, representing 11.09% of the total issued share capital of the Company.

Enquiries:

Alya Samokhvalova	Director of External Communications	+44 (0) 20 7201 8900
Tom Randell	Merlin	+44 (0) 20 7653 6620
Patrick Magee	JPMorgan Cazenove	+44 (0) 20 7155 4525

END